Exhibit 4.2

Description of Capital Stock of Diebold Nixdorf, Incorporated
Registered Under the Securities and Exchange Act of 1934
The following is a description of the capital stock of Diebold Nixdorf, Incorporated (the “Company”). The common shares, with $1.25 par value per share (the “Common Shares”), of the Company are registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”) and listed on the New York Stock Exchange (NYSE:DBD). The serial preferred shares, without par value (the “Serial Preferred Shares”), of the Company are not so registered.
This description does not describe every aspect of the Company’s capital stock and is subject to, and qualified in its entirety by reference to, the provisions of the Company’s articles of incorporation (the “Articles”) and the Company’s code of regulations (the “Regulations”), each as currently in effect and each of which is incorporated by reference as an exhibit to the most recent Annual Report on Form 10-K of the Company, and applicable provisions of Ohio law.
Authorized Capital Stock
Under the Articles, the Company is authorized to have outstanding 126,000,000 shares, consisting of 125,000,000 Common Shares and 1,000,000 Serial Preferred Shares.
Common Shares
Holders of Common Shares are entitled to:

•	cast one vote for each Common Share held on all matters presented to the shareholders;

•	receive dividends if and as declared by the Company’s Board of Directors from funds legally available therefor, subject to the rights of holders of the Serial Preferred Shares, if any; and

•
share ratably in the Company’s net assets, legally available to the Company’s shareholders in the event of the Company’s dissolution, liquidation or winding up, after provision for distribution to the holders of any Serial Preferred Shares and to the payment in full of all amounts required to be paid to creditors or provision for such payment.

Holders of Common Shares have no preemptive rights with respect to any sale, exchange, offering or issuance of shares of the Company now or hereafter authorized. Holders of Common Shares have no right to cumulative voting. No conversion, redemption or sinking fund provisions apply to the Common Shares. The Company’s outstanding Common Shares are fully paid and nonassessable.
The Regulations include a proxy access provision, which allows a shareholder, or a group of up to 20 shareholders in aggregate, owning 3% or more of the outstanding Common Shares continuously for at least three years to nominate and include in the Company’s annual meeting proxy materials director nominees constituting up to 20% of the number of directors in office or two nominees, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in the Regulations.
Serial Preferred Shares
Under the Articles, the Company’s Board of Directors is authorized to issue, without any further vote or action by the Company’s shareholders, subject to certain limitations prescribed by Ohio law and the rules and regulations of the New York Stock Exchange, up to an aggregate of 1,000,000 Serial Preferred Shares, in one or more series. With respect to any such series, the Company’s Board of Directors is authorized to fix the designation, the number of shares, the dividend rate, dates payable and the date from which they shall be cumulative, redemption rights and price, any sinking fund requirements, liquidation rights, conversion rights and restrictions on the issue of additional shares within such series.
The holders of Serial Preferred Shares are entitled to one vote for each share of such stock upon all matters presented to the shareholders. Except as provided below or required by law, the holders of Serial Preferred Shares and Common Shares vote together as one class on all matters. The holders of Serial Preferred Shares are entitled to vote separately as a class:

•	to elect two (2) members of the Board of Directors, if the Company is in default in the payment of six (6) quarterly dividends;

•	to approve any amendment to the Articles or Regulations that adversely affects the voting power, rights or preferences of the holders of the Serial Preferred Shares;

•	to authorize the creation of; or increase, any class of securities ranking prior to the Serial Preferred Shares; and

•	to approve the redemption of less than all of the then outstanding Serial Preferred Shares.

Holders of Serial Preferred Shares have no right to cumulative voting.
The Company’s Board of Directors may authorize the issuance of Serial Preferred Shares with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Shares. The issuance of Serial Preferred Shares could have the effect of decreasing the market price of the Common Shares. The issuance of Serial Preferred Shares also could have the effect of delaying, deterring or preventing a change in control of the Company without further action by the Company’s shareholders.
Series A Junior Participating Preferred Stock
The Company’s Board of Directors has established a series of Serial Preferred Shares designated as Series A Junior Participating Preferred Stock (“Series A Shares”), consisting of 125,000 shares. Holders of the Series A Shares are entitled to:

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receive cumulative quarterly dividends, when and as declared by the Board of Directors in an amount per share equal to the greater of: (i) $1.00 per share or (ii) subject to the provisions for adjustment set forth in the Articles, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, on the Common Shares; and

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receive a preferred distribution in the event of the Company’s dissolution, liquidation or winding up, after the payment in full of all amounts required to be paid to creditors or provision for such payment. Series A Shares are not redeemable or convertible into Common Shares.

Anti-Takeover Effects of the Articles, Regulations and Ohio Law
Certain provisions in the Articles and Regulations, as well as certain provision of the Ohio Revised Code, could discourage potential takeover attempts, even if desired by holders of a majority of the Company’s capital stock. A description of these provisions is set forth below.
Advance Notice Requirements for Shareholder Proposals and Nominations for Election as Directors
Under the Regulations, shareholders seeking to bring business before an annual meeting of shareholders or to nominate candidates for election as directors at an annual meeting must provide timely notice thereof in writing to the Company. To be timely, a shareholder’s notice must be delivered to, or mailed and received at, the principal executive office of the Company (i) with respect to business to be brought before an annual meeting, not less than 60 nor more than 90 calendar days, and (ii) with respect to nominations of candidates for election as directors, not less than 120 nor more than 150 calendar days, prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year’s annual meeting of shareholders. However, if the date of the annual meeting is advanced more than 30 calendar days prior to or delayed by more than 30 calendar days after the anniversary of the preceding year’s annual meeting, the shareholder’s notice must be received no later than the close of business on the later of (x) with respect to business to be brought before an annual meeting, the 90th calendar day prior to such annual meeting and the 10th calendar day following the day on which public announcement of the date of such meeting is first made, and (y) with respect to nominations of candidates for election as directors, the 180th calendar day prior to such annual meeting and the 10th calendar day following the day on which public announcement of the date of such meeting is first made.
Shareholder Action by Unanimous Written Consent
Under Ohio law, any action required or permitted to be taken by the Company’s shareholders that may be effected at a duly called meeting of the shareholders may also be effected by consent of the shareholders who would be entitled to notice of a meeting of the shareholders held for such purpose; provided that such consent must be in a writing or writings signed by all such shareholders.
Special Meetings of Shareholders
The Regulations provide that special meetings of shareholders may be called by the chairman of the board, the chief executive officer, the president, the Board of Directors, by written order of a majority of the members of the Board of Directors or by the Executive Committee, or, when requested in writing by a holders of at least 50% of all shares entitled to vote in election of directors, by the chairman of the board, the chief executive officer, the president, the vice president or the secretary.
Supermajority Voting
Under Ohio law, in the case of most mergers and sales of all or substantially all the assets of a corporation, the affirmative vote of two-thirds of the voting power of the corporation is required unless the corporation’s articles of incorporation provide for a lower amount but not less than a majority. The Articles do not specify a lower amount.
Control Share Acquisition Act
The Ohio “Control Share Acquisition Act” requires prior authorization of the shareholders of an “issuing public corporation” in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquirer to exercise or direct the exercise of one-fifth or more of the voting power of that corporation in the election of directors or to exceed one-third or majority ownership thresholds. In the event an acquirer proposes to make such an acquisition, the acquirer is required to deliver to the corporation a statement disclosing, among other things, the number of shares owned, directly or indirectly, by the acquirer, the range of voting power that may result from the proposed acquisition and the identity of the acquirer. Within ten days after receipt of this statement, the corporation must call a special meeting of shareholders to vote on the proposed acquisition. The acquirer may complete the proposed acquisition only if the acquisition is approved by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote in the election of directors represented at the meeting excluding the voting power of all “interested shares.” Interested shares include any shares held by the acquirer and those held by officers and directors of the corporation. The Control Share Acquisition Act does not apply to a corporation if its articles of incorporation or code of regulations state that the statute does not apply to that corporation. The Company is an “issuing public corporation” for purposes of the statute and the Company has not opted out of the application of the Control Share Acquisition Act. The application of the Control Share Acquisition Act may have the effect of delaying, deferring or preventing a change of control involving the Company.
Merger Moratorium Statute
The Ohio “Merger Moratorium Statute” prohibits “issuing public corporations” from engaging in “chapter 1704 transactions” with an “interested shareholder” for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, among other things:

•	the articles of incorporation expressly provide that the corporation is not subject to the statute; or

•	the board of directors of the corporation approves the chapter 1704 transaction or the acquisition of shares before the date the shares were acquired.

After the three-year moratorium period, the corporation may not consummate a chapter 1704 transaction unless, among other things, it is approved by the affirmative vote of the holders of at least two-thirds of the voting power in the election of directors and the holders of a majority of the voting shares, excluding all shares beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder, or the shareholders receive certain minimum consideration for their shares. A chapter 1704 transaction includes certain mergers, sales of assets, consolidations, combinations and majority-share acquisitions involving an interested shareholder. An interested shareholder is defined to include, with limited exceptions, any person who, together with affiliates and associates, is the beneficial owner of a sufficient number of shares of the corporation to entitle the person, directly or indirectly, alone or with others, to exercise or direct the exercise of 10% or more of the voting power in the election of directors after taking into account all of the person’s beneficially owned shares that are not then outstanding. The Company has not opted out of the application of the Merger Moratorium Statute in the Articles. The application of the Merger Moratorium Statute may have the effect of delaying, deferring or preventing a change of control involving the Company.